TOURJETS

April  2, 2002

Securities  and  Echange  Commission
450  Fifth  Street,  NW
Washington,  D.C.  20549-l004
Attn:  Kara  Sandler

VIA  FACSIMTLE:  202-942-9527
Via:  Edgar



     Re:      Tourjets  Airline  Corporation  (the  "Company")
              WITHDRAWAL  OF  REGISTRATION  STATEMENT  ON  FORM  S-1
              FILE  NO.  333-41608

Ladies  and  Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we are hereby applying for the withdrawal of the above referenced registration statement from your review. The Company has elected not to proceed with the offering related to the above referenced registration statement due to general market conditions and a determination by the Company that it would not he in the Company's best interest to proceed at this time. No sales of the Company's
Preferred Stock were made pursuant to the above referenced registration statement.


     Please acknowledge receipt of this letter by stamping the courtesy copy of this letter and fax it back to 305-668-0682.

     If you have any questions or comments, please call Serge Feller at (315) 668-5119


Very  truly  yours,

/s/  Serge  Feller
-------------------------

Serge  Feller
CEO  and  President